UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Report on the level of adherence to the

Code of Best Corporate Practices

by

Coca-Cola FEMSA, S.A.B. de C.V.

(hereinafter referred to as the “company”)

for the fiscal year ended

December 31, 2018

in compliance with the provisions

of article 4.033.00, section XI of the Internal Regulations

of the Mexican Stock Exchange (Reglamento Interior

de la Bolsa Mexicana de Valores, S.A.B. de C.V.)

6.      Shareholders’ Meetings

6.1 Information and Agenda of the Shareholders’ Meeting.	Yes	No	Comments
1. In the Agenda do you not classify matters related with different subjects? (Best Practice 1)	X
2. In the Agenda do you not include an item of “Miscellaneous Matters”? (Best Practice1)	X
3. The information with respect to each item in the Agenda is available at least with 15 calendar days in advance? (Best Practice 2)	X

4.      Is there a form containing the detailed information and possible voting alternatives in which the shareholders may provide instructions to their proxies with respect to the direction in which they shall exercise their corresponding voting rights in respect of every item in the Agenda? (Best Practice 3)

X
5. In the information made available to the shareholders:
a) The proposal of members of the Board of Directors is included? (Best Practice 4)	X
b) The curriculum of the proposed members with enough information to evaluate their classification and in its case independence is included? (Best Practice 4)	X

6.2 Information and Communication between the Board of Directors and Shareholders.	Yes	No	Comments

6.        The Board of Directors, in its “Annual Report to the Shareholders’ Meeting”, includes relevant aspects of the duties of the intermediate bodies or committees that perform the role of? (Best Practice 5):

a) Audit***.	X
b) Evaluation and compensation.	X

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c) Finance and planning.	X
d) Risk and compliance.	X
e) Corporate Practices***.	X
f) Other (describe).		N/A

7.        The reports by each intermediate body or committee submitted to the Board are made available to the shareholders together with the materials for the Shareholders’ Meeting, except for confidential information? (Best Practice 5)

X

Pursuant to article 28, section IV of the Mexican Securities Law, the Board of Directors shall submit to the shareholders at the end of each fiscal year, the reports that the Audit and Corporate Practices Committees submit to the Board.

8. The “Annual Report” submitted to the Shareholders’ Meeting includes the names of the members of each intermediate body? (Best Practice 5)	X

9.        The company has the necessary communication mechanisms to allow the shareholders and investors and interested third parties to be properly informed? (Best Practice 6). If yes, please specify the mechanisms and if no, please explain why.

X
a) Specify and/or Explain

The company has an investor relations department that directly reports to the finance department of the company. In addition to the periodical financial information, news and press releases that the company announces to the public investors through the website of the Mexican Stock Exchange, the company’s website (www.coca-colafemsa.com) in the investor relations section, has available the financial information, press releases and presentations prepared for the investors to keep them informed about the business and financial condition of the company.

In addition, the company annually presents a financial and non-financial information report (the “Integrated Annual Report 2018”), which details key information for decision-making on economic, environmental, social and corporate governance aspects aligned with the business strategy of the company. The document is available on the company´s website: https://img.coca-colafemsa.com/assets/files/en/Investor_Information/Annual_Reports/Coca-Cola-FEMSA-Annual-Report-2018.pdf

10. ¿Is there a procedure to prevent and settle disputes between shareholders and/or members of the board of directors in a peaceful and negotiated manner, prioritizing alternative dispute resolution mechanisms?  (Best practice 7)

Since we are a company listed on the stock market the procedure to settle  these disputes  is set forth in articles 38, 39 and 40 of the Mexican Securities Law (liability actions) and in article 51 of the Mexican Securities Law, as well as in articles  201, 202, 203, 204, 205 and 206 of the Mexican General Corporation Law (opposition to the resolutions of the shareholders’ meeting).

In addition, the shareholders’ agreement dated July 2, 2002 which has been amended from time to time, entered into between The Coca Cola Company, some of its subsidiaries and two of FEMSA’s subsidiaries sets forth other mechanisms to prevent and settle conflicts.

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 *** Mandatory task for publicly traded companies, which may be together with other functions or in a single committee.

7.      Board of Directors

7.1 Duties of the Board of Directors.	Yes	No	Comments
11. The Board of Directors performs the following duties? (Best Practice 8)
a) Verifies that all shareholders:
i. Are treated equally.	X
ii. Their rights are protected.	X
iii. Their interests are protected.	X

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iv. Have access to the information of the company.	X
b) Ensures social and economic value creation for the shareholders, as well as the continuity of the company.	X
c) Promotes that the company considers interested third parties in the decision making process. The following are deemed to be interested third parties:
i. Employees	X
ii. Clients	X
iii. Suppliers	X
iv. Creditors	X
v. The community in which the company operates	X
vi. Other interested third parties	X
d) Ensures that the business is conducted in an honest and responsible manner.	X
e) Defines the strategic course of the business.	X
f) Monitors the company’s operation.	X
g) Approves the management of the company.	X
h) Includes the innovation as part of the company’s culture and way of thinking.	X
i) Appoints the chief executive officer and relevant officers of the company.	X	Appoints the Chief Executive Officer and establishes the guidelines for the appointment of the relevant officers.

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j) Evaluates and approves the performance of the chief executive officer and relevant officers of the company.	X
k) Promotes:
i. The responsible release of information.	X
ii. The responsible disclosure of information.	X
iii. The management transparency of the business.	X
l) Promotes the establishment of internal control mechanisms.	X
m) Promotes the establishment of mechanisms to ensure the quality of the information.	X
n) Establishes policies for related party transactions.	X
o) Approves transactions with related parties.	X
p) Promotes the establishment of a succession plan for:
i. The chief executive officer;	X
ii. The relevant officers.	X
q) Ensures the establishment of mechanisms for:
i. Risk identification;	X
ii. Risk analysis;	X
iii. Risk management;	X

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iv. Risk control;	X
v. Adequate risk disclosure.	X
r) Ensures the establishment of plans for the continuance of the business.	X
s) Monitors the existence of plans to recover lost information in case of disaster.	X
t) Promotes that the company be socially responsible. The way(s) in which the company is socially responsible is(are):	X

The company has a sustainability strategy based on the positive transformation of the environment through the continuous and simultaneous generation of economic, social and environmental value, based on a comprehensive framework focused on three axes: our people, our community and our planet. The company has established 2020 goals that take into account business risks, its material topics and mega trends in order to contribute to the generation of sustainable communities. Detail of the strategy and the actions carried out in each of the axes can be found in the Integrated Report 2018.

The Integrated Report 2018 adheres to the guidance provided by the Global Reporting Initiative Standards for the reporting of results with its corresponding external verification for the information presented. Likewise, the Integrated Report 2018 was prepared considering the recommendations of the indexes and rankings to which the organization belongs, such as the Dow Jones Sustainability Index for Emerging Markets and MILA Pacific Alliance, FTSE4Good Emerging Index, the IPC Sustainability index of the Mexican Stock Exchange, among others. The full document is available on the company's website: https://img.coca-colafemsa.com/assets/files/en/Investor_Information/Annual_Reports/Coca-Cola-FEMSA-Annual-Report-2018.pdf

i. Actions with the community;	X

The company is committed to develop the communities where it operates and, through its sustainability strategy, leads actions focused on engaging in close communication and developing collaborative processes for mutual benefit. The work in the communities aims to improve the quality of life of people, generating economic, social and environmental value simultaneously. This is achieved through the following:

1. Our people. The company undertakes actions to guarantee the wellbeing of its employees in their personal and work life, and promotes their participation with the community through volunteering actions.

2. Our community. From this axis, three strategic lines of action emerge from which activities are oriented in the following areas:

-Healthy lifestyle, in order to promote the integration of healthy habits with physical activation programs, nutrition and food, as well as having a portfolio of products appropriate to each lifestyle. In the 2015-2018 period, more than 6.1 million people benefited from healthy habits programs.

-Community development, in order to strengthen local communities through development programs and local initiatives focused on social and environmental aspects. From 2016 to date, 48 work centers were trained with risk identification and community relationship model aim to create a  relationship with the community that strengthens our social license.

-Sustainable procurement, in order to contribute to the sustainable development of suppliers. Since 2015, more than 1,400 suppliers have participated in evaluation and development programs.

3. Our planet. From this axis, activities are carried out for the replenishment of water to the communities and conservation of the watersheds where the company  operates; post-consumer collection and recycling programs and the use of recycled PET in our packaging; as well as actions aimed at reducing the carbon footprint and the use of clean energy. For more than 16 years, the company has collaborated with other food and beverage companies through ECOCE, a Mexican civil association that promotes waste collection, the creation of a national market for recyclable products and the development of a recycling program. Thanks to this collaborative effort, in 2018, ECOCE collected 58% of the total PET waste in Mexico.

For more information on the actions, see the Integrated Report 2018 at: https://img.coca-colafemsa.com/assets/files/en/Investor_Information/Annual_Reports/Coca-Cola-FEMSA-Annual-Report-2018.pdf

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ii. Changes in mission and vision;	X
iii. Changes in the company’s business strategy;	X
iv. Consideration of third parties involved;	X
v. Other:	N/A
u) Promotes that the company states its ethical principles and the disclosure of wrongful acts, as well as the protection for the informants, with actions like:	X

Complaints regarding violations to the Code of Business Conduct and Ethics are filed through KOF’s Ethics  Line  (“DILO”)   managed by an external company.  Employees, customers, suppliers, third parties or any person connected with the company has access to such line and their complaints can be filed anonymously. A group of examiners reviews the complaints in an impartial and confidential manner, and if there is in fact a violation to the Code, corrective measures are applied.

i. Code of Ethics.	X

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ii. Promotion and application of the Code internally and externally.	X
iii. Whistleblower mechanism of violations to the Code.	X	Reports of violations to the Code submitted through DILO, can be filed through the webpage, e-mail, phone calls or instant messaging.
iv. Protection mechanism for the informants.	X
v. Others:	N/A
v) Verifies that the company has the necessary mechanisms that confirms its compliance with different applicable legal provisions?
w) Maintains a mechanism for the prevention of fraudulent transactions and conflicts of interest.	X
12. For purposes of having transparent authorities and responsibilities, the activities of the senior management are separated from those of the Board of Directors? (Best Practice 9)	X

7.2 Composition of the Board of Directors.	Yes	No	Comments
13. How many directors comprise the Board of Directors? (Best Practice 10, Mexican Securities Market Law) ***	18

As of the date of the company´s shareholders meeting of March 14, 2019, the Board of Directors of the company was comprised by 18 directors, of which 11 are directors appointed by Series “A” shares, 4 by Series “D” shares and 3 by Series “L” shares.

14. If applicable, how many alternate directors comprise the Board of Directors? (Best Practice 11)	7
15. If alternate directors, please indicate:

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a) Each proprietary director suggests who should be appointed as its alternate director? (Best Practice 11)	X
b) Each independent proprietary director has an alternate director who is also independent? (Best Practice 11)	X	Except for five proprietary independent directors that do not have alternate.
16. Is there a communication process established between the proprietary directors and its alternates that allows them to have an effective participation? (Best Practice 11)	X
17. The independent directors upon appointment deliver to the Chairman of the Shareholders’ Meeting a Statement of compliance with the requirements of independence such as: (Best Practice 12)	X
a) Compliance with the independence requirements	X
b) Statement of being free from conflicts of interest	X
c) Not having conflicting loyalties	X
18. The independent directors represent at least 25% of all the directors? (Best Practice 13)	X
19. From the total of the proprietary members of the Board of Directors, how many are (Best Practices 13):
a) Independent. (Director who complies with the statutory independence requirements).	8
b) Equity. (Shareholders that are part of the controlling group, but not part of the management).	N/A
c) Equity independent. (Shareholders without significant influence neither control power, and who are not part of the management of the company).	2
d) Related. (Director who is only an officer of the company).	7
e) Equity Related. (Shareholders who are also officers of the company)	1

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20. The independent and equity directors, as a whole, constitute at least 60% of the Board of Directors? (Best Practice 14)		X	They constitute the 55.5%.
21. The incorporation of women in the Board of Directors is considered? (Best Practice 15)	X
a) How many women are part of the Board of Directors?
i. Propietary		X
ii. Alternates	2
b) How are they classified?
i. Independent		X
ii. Equity		X
iii. Equity independent		X
iv. Related	X
v. Equity Related		X
22. In the Annual Report submitted by the Board of Directors it is stated: (Best Practice 16)
a) The classification of each director.		X	The Annual Report presented by the Board of Directors only classifies the independent directors.
b) The business experience of each director.	X
***: Publicly traded companies cannot have more than 21 directors.

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7.3 Board of Directors’ Structure.

For the compliance of its duties, the Board of Directors may create one or more committees to support it. On each of the following duties, in comments you should indicate the body that executes it or, if applicable, explain why is it not executed (Best Practice 17)

	Yes	No	Comments
23. In order to make more informed decisions, indicate if the following duties are executed by the Board of Directors (Best Practice 17):
a) Audit***.	X
b) Evaluation and Compensation.	X
c) Finance and Planning.	X
d) Corporate Practices.***	X
e) Risk and Compliance.	X
f) Others. (describe)			N/A
24. Indicate which committee executes each of the following tasks
a) Audit***	Audit Committee
b) Evaluation and Compensation	Corporate Practices Committee
c) Finance and Planning	Finance and Planning Committee
d) Corporate Practices***	Corporate Practices Committee
e) Risk and Compliance	Audit Committee
f) Others (describe)	N/A

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25. Indicate the number of proprietary directors that comprise each of the intermediate bodies (Best Practice 18)
Audit***	4
Evaluation and Compensation	N/A
Finance and Planning	5
Corporate Practices***	3
Risk and compliance	N/A
Other. (describe)	N/A
26. How frequently these intermediate bodies inform their activities to the Board of Directors? (Best Practice 18)
a) Audit***	Quarterly
b) Evaluation and Compensation.	N/A.
c) Finance and Planning.	Quarterly
d) Corporate Practices***	Quarterly
e) Risk and Compliance	N/A
f) Others. (describe)	N/A
27. The chairman of each intermediate body calls the officers of the company to its meetings whose responsibilities are related to the duties of the intermediate body? (Best Practice 18)	X

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28. All of the independent directors participate in any of the intermediate bodies? (Best Practice 18)		X
29. If the answer to the above question was negative, explain why.

The intermediate bodies have a maximum number of members to ensure a good performance and decision making therefore the company has considered integrating such committees with persons that have more knowledge and experience in each one of the related subjects.

30. The intermediate body in charge of the audit is chaired by an independent director who has knowledge and experience in financial and accounting aspects? (Best Practice 18)	X

Victor Alberto Tiburcio Celorio is the chairman of the Audit Committee and has a degree in Accounting from the Universidad Iberoamericana and an MBA from the Instituto Tecnológico Autónomo de México, he is certified as a Public Accountant and has a vast experience in accounting and audit issues.

31. If the answer to the above question was negative, explain why.
*** Mandatory task for publicly traded companies, which may be performed together with other functions or in a single committee.
7.4 Operation of the Board of Directors.	Yes	No	Comments
32. How many meetings the Board of Directors have during each fiscal year? (Best Practice 19)	4		At least 4
33. If the answer to the above question was less than 4, explain why:
a) The information is not provided on time.
b) It is customary.
c) It is not given the importance.

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d) Others (describe):
34. Are there any provisions by which with the agreement of 25% of the directors or the Chairman of any intermediate body a Board meeting may be called? (Best Practice 29)	X
35. If the answer to the above question was affirmative, please describe such provisions.

Article 27 of the Mexican Securities Law and article 27 of our bylaws establish that the Chairman of the Corporate Practices Committee, Audit Committee or 25% of the directors may call a Board meeting.

36. With how many days in advance do the members of the board have access to the information that is relevant and necessary for the decision making process, in accordance with the Agenda? (Best Practice 21)	5		With at least 5 business days in advance.

37.      Is there a mechanism that ensures that directors may evaluate matters that require confidentiality even if they do not receive the necessary information with at least 5 business days prior to the meeting as provided by the Code for non-confidential matters?  (Best Practice 21)

X
38. If the answer to the above question is affirmative, select which (is) are the mechanism(s)?
a) By telephone.	X		The proprietary directors may request all the necessary information to be able to discuss, evaluate and make decisions during the meeting.
b) By e-mail.	X
c) By Intranet.		X
d) By printed document.		X
e) Others (describe):
39. New directors are provided with the necessary information in order for them to be up to date on the matters of the company and they may fulfill their new responsibility? (Best Practice 22)	X

The new director receives complete information on the status of the company including annual reports from previous years and meetings are scheduled for such director with the relevant officers, who explain the status of the company and answer any question asked by the incoming director.

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7.5 Duties of the Directors.	Yes	No	Comments

40.     Each member of the Board is given the necessary information with respect to the obligations, responsibilities and rights that imply to be member of the Board of Directors of the company? (Best Practice 23)

X

41.     Directors inform to the Chairman and other members of the Board of Directors any situation where it exists or that may result in a conflict of interest, abstaining from participating in the corresponding discussions? (Best Practice 24)

X
42. Directors use the company’s assets or services only for the performance of its corporate purpose? (Best Practice 24)	X
43. If applicable, clear policies are defined for when directors could exceptionally use the company’s assets for personal matters? (Best Practice 24)	X
44. Directors invest the necessary time and attention to their duties by attending at least 70% of the meetings to which they are called? (Best Practice 24)	X		On average directors have 92.8% of attendance to the meetings.

45.     Is there a mechanism that ensures that the directors maintain absolute confidentiality about all the information they receive in the performance of their duties, especially with respect to their own participation and the participation of the other directors, in the discussions that take place in the Board meetings? (Best Practice 24)

X
46. If the answer to the above question is affirmative, explain such mechanism:
a) Confidentiality agreement.	X		The secretary of the Board of Directors periodically reminds the directors of the scope of their confidentiality obligation.
b) Exercise of its fiduciary duties.		X
c) Others (describe):

47.   Proprietary directors and, if applicable, their respective alternate directors, keep each other informed about the matters discussed in the meetings of the Board of Directors in which they participate? (Best Practice 24)

X

48.    Proprietary directors and, if applicable, their respective alternate directors, assist the Board of Directors with opinions and recommendations resulting from the analysis of the performance of the company; in order for the decisions to be taken in a properly sustained manner? (Best Practice 24)

X
49. Is there a performance assessment and compliance of responsibilities and fiduciary duties mechanism for directors? (Best Practice 24)	X

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8.      Audit Committee’s Duties.

8.1 General Duties.	Yes	No	Comments
50. The intermediate body that is responsible for the audit executes the following tasks? (Best Practice 25)
a) Recommends to the Board of Directors:
i. The candidates for external auditors of the company.	X
ii. The hiring conditions.	X
iii. The scope of their professional services.	X
b) Recommends to the Board of Directors the approval of additional services to the external audit.	X
c) Supervises the compliance of the professional services of the external auditors.	X
d) Evaluates the performance of the company that provides the services of external audit.	X

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e) Analyses the opinions or reports prepared by the external auditor, such as:
i. Rulings.	X
ii. Opinions.	X
iii. Reports.	X
iv. Statements.	X
f) Meets at least once a year with the external auditor without the attendance of officers of the company.	X
g) It is the channel of communication between the Board of Directors and the external auditors.	X
h) Ensures the independence and impartiality of the external auditors.	X
i) Reviews
i. Work plan.	X
ii. Letters with any comments or requirements.	X
iii. Internal control reports.	X
j) Meets periodically with the internal auditors, without the attendance of the officers of the company, to know about:
i. Work plan.	X
ii. Comments and observations to the work in progress.	X
iii. Others:

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k) Provides its opinion to the Board of Directors about the policies and criteria used in the preparation of the financial information, as well as the issuance process.	X
l) Contributes to the definition of the general guidelines of internal control and internal audit and evaluates its effectiveness.	X
m) Verifies the compliance of the mechanisms established for risk control to which the company is subject.	X
n) Coordinates the tasks of the external and internal auditors and the statutory examiner.	X
o) Verifies that the company has the necessary mechanisms to comply with the different provisions to which it is subject.	X
p) The frequency with which the company conducts a review to inform the Board of Directors about the legal situation of the same.		Quarterly.
q) Contributes to the establishment of policies for related party transactions. ***	X
r) Analyses and evaluates the operations with related parties to recommend its approval to the Board of Directors. ***	X
s) Decides the employment of third party experts to provide their opinion with respect to related party transactions or any other matter, which allows the adequate performance of its duties.***	X
t) Verifies the compliance of the Code of Ethics.	X
u) Verifies the compliance of the disclosure mechanism of illegal acts and protection of whistle blowers.	X
v) Supports the Board of Directors in the analysis of contingency plans and information recovery.	X

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Note ***: Publicly traded companies carry out these recommendations through their Corporate Practices Committee.

8.2 Election of Auditors.	Yes	No	Comments

51.     It abstains from engaging firms in which the fees for the external audit and other additional services rendered to the company, represent a percentage more than or equal to 10% of their total income? (Best Practice 26)

X
52. Rotation:
a) Is there a rotation of the partner who audits the financial statements at least once every 5 years? (Best Practice 27)	X
b) Is there a rotation of the work team who audits the financial statements at least once every 5 years? (Best Practice 27)	X
53. The person who signs the audit report of the company’s annual financial statements is different from the one who acts as statutory examiner? (Best Practice 28) ***			N/A
54. The profile of the statutory examiner is disclosed in the annual report submitted to the Shareholders’ Meeting by the Board of Directors? (Best Practice 29) ***			N/A

Note ***: For publicly traded Companies this practice does not apply.

8.3 Financial Information.	Yes	No	Comments
55. With its opinion, the intermediate body in charge of the audit supports the Board of Directors so that the Board takes decisions with reliable financial information? (Best Practice 30)	X
56. Such financial information, is executed by: (Best Practice 30)
a) The Chief Executive Officer.	X
b) The officer responsible of its preparation.	X

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57. The company has an internal audit department? (Best Practice 31)	X
58. If the previous answer is affirmative, please indicate whether its general guidelines and work plans are approved by the Board of Directors. (Best Practice 31)	X

59.     The intermediate body in charge of the audit, previously provides its opinion to the Board of Directors for the approval of the accounting policies and criteria used in the preparation of the financial information of the company? (Best Practice 32)

X

60.     The intermediate body in charge of the audit provides its opinion to the Board of Directors for the approval of the changes made to the accounting policies and criteria used in the preparation of the financial information of the company? (Best Practice 33)

X

61.     The Board of Directors approves, with the prior opinion of the audit committee, the necessary mechanisms to ensure the quality of the financial information that is presented to it? (Best Practice 34)

X

62.    In the event the financial information corresponds to intermediate periods during the fiscal year, the audit committee supervises that it is made with the same policies, criteria and practices with which the annual information is prepared? (Best Practice 34)

X

8.4 Internal Control.	Yes	No	Comments

63.     The general guidelines of internal control and, if applicable, the review to such guidelines are submitted for the approval of the Board of Directors, with the prior opinion of the intermediate body in charge of the audit? (Best Practice 35)

X
64. The Board of Directors is supported to? (Best Practice 36)
a) Ensure the effectiveness of the internal control.	X

Representatives of the internal audit department work together with the Audit Committee and the external auditors to analyze the effectiveness of the control system. Periodically reports are prepared and sent to the members of the audit committee in advance, prior to its meetings.

b) Ensure the process of issuance of the financial information.	X
65. The internal and external auditors: (Best Practice 37)
a) Evaluate, according to their normal work plan, the effectiveness of the internal control, as well as the process of issuance of the financial information?	X
b) Are the results included in the reporting letters informed and reviewed with them?	X

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8.5 Related Parties.	Yes	No	Comments
66. The intermediate body in charge of the audit supports the Board of Directors in? (Best Practice 38) ***
a) The establishment of policies for transactions with related parties.	X
b) The analysis of the approval process of the transactions with related parties.	X
c) The analysis of engagement conditions for transactions with related parties.	X

67.    The intermediate body in charge of the audit assists the Board of Directors in the analysis of the proposals to carry out transactions with related parties outside of the company’s ordinary course of business? (Best Practice 39) ***

X

68.   The transactions with related parties outside of the ordinary course of business that may represent more than 10 percent of the consolidated assets of the company are submitted for approval to the Shareholders’ Meeting? (Best Practice 39) ***

X

Our bylaws provide that any transaction that exceeds 20% of the consolidated assets must be approved by the Shareholders' Meeting.

Additionally, our bylaws provide that any operation with a related party out of the ordinary course of   business is subjected   to the  Board of Directors’ approval.

Note ***: Publicly traded companies carry out these recommendations through its Corporate Practices Committee.

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8.6 Review of compliance of provisions.	Yes	No	Comments
69. The intermediate body in charge of the audit makes sure of the existence of mechanisms that allow determining if the company properly complies with applicable legal provisions? (Best Practice 40)	X
70. If the answer to the above question is affirmative, describe those mechanisms.
a) Due diligence.		X
b) Reports of pending legal matters.	X
c) Others (describe):

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9.0    Evaluation and Compensation’s Duties.

9.1 General Duties.	Yes	No	Comments
71. The intermediate body in charge of the evaluation and compensation duties submits to the Board of Directors, for its approval, the following? (Best Practice 41)
a) The criteria to appoint or remove the Chief Executive Officer and the relevant officers of the company. ***	X
b) The criteria for the evaluation and compensation of the Chief Executive Officer and the relevant officers of the company. ***	X
c) The criteria to determine the severance payment for the Chief Executive Officer and the relevant officers of the company.	X
d) The criteria to ensure that the talent and structure of the company are in line with the Strategic Plan approved by the Board of Directors.	X
e) The criteria to define the profile, as well as the appointment, evaluation of performance and compensation of the Directors.	X
f) The proposal made by the Chief Executive Officer about the structure and criteria for the compensation of the company’s personnel.	X
g) The Code of Business Conduct and Ethics of the company.	X		This duty is executed by the Audit Committee
h) The information system for illegal acts and protection of the whistle blowers, as well as its proper operation.	X		This duty is executed by the Audit Committee
i) The formal succession plan for the Chief Executive Officer and relevant officers, and verifies its compliance.	X

72.     The Chief Executive Officer and relevant officers abstain from participating in the discussions of the matters mentioned in question 71, a), b) and c) with the purpose of preventing a possible conflict of interest? (Best Practice 42)

X

Note ***: Publicly traded companies carry out these recommendations through its Corporate Practices Committee.

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9.2 Operational Matters.	Yes	No	Comments

73.     In determining the compensation of the Chief Executive Officer and the relevant officers the following are considered:  matters related to their duties, scope of their goals and evaluation of their performance, their contribution to the results and if they are in line with the strategic plan of  the company? (Best Practice 43)

X

74.     In the annual report submitted by the Board of Directors to the Shareholders’ Meeting, the policies used and the items that form part of the compensation package of the Chief Executive Officer and relevant officers of the company are disclosed? (Best Practice 44)

X

75.     The intermediate body in charge of the evaluation and compensation duties supports the Board of Directors in previously reviewing the employment conditions of the Chief Executive Officer and relevant officers, in order to assure that their contingent severance payments are in line with the guidelines approved by the Board of Directors? (Best Practice 45)

X

76.     The intermediate body in charge of the evaluation and compensation duties supports the Board of Directors to define the profile of Directors, their goals, as well as the mechanism for their recruitment, evaluation and compensation? (Best Practice 46)

X
77. In order to ensure a stable succession process, the company has a formal succession plan for the Chief Executive Officer and relevant officers of the same? (Best Practice 47)	X
78. If the answer to the above question is negative, explain why or select one of the following reasons:
a) The company was recently incorporated.
b) The officers are young.
c) The officers were recently hired.
d) Not an important matter.
e) Others: (describe)

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79.   The family of the shareholder of the company has an agreement in which they clearly state the way in which they wish to be represented in the Shareholders’ meeting and Board of Directors? (Best Practice 48)

N/A. The major shareholders of the company are subsidiaries of public companies.

9.      Finance and Planning’s Duties.

10.1 General Duties.	Yes	No	Comments
80. The intermediate body in charge of the finance and planning duties executes the following tasks? (Best Practice 49)
a) Studies and proposes to the Board of Directors the company’s strategic vision to ensure its sustainability and continuity.	X
b) Analyzes and proposes general guidelines for the determination and monitoring of the company’s strategic plan.	X
c) Ensures that the strategic plan aims to create economic and social value for the shareholders, as well as sources of employment and the existence of interested third parties.	X
d) Ensures that the strategic plan is in line with the long term course established by the Board of Directors.	X
e) Evaluates and provides an opinion with respect to the company’s investment and finance policies proposed by the management.	X
f) Provides an opinion with respect to the assumptions of the annual budget and follows up its execution, as well as its control system.	X

10.2 Operational Matters.	Yes	No	Comments

81.     The intermediate body in charge of finance and planning duties assists the Board of Directors so that one of the meeting is devoted to define or update the long-term course of company?: (Best Practice 50)

X
82. The intermediate body in charge of finance and planning duties supports the Board of Directors in reviewing the strategic plan submitted by the senior management for approval? (Best Practice 51)	X

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83.      The intermediate body in charge of finance and planning duties supports the Board of Directors in the analysis of the policies submitted by the Chief Executive Officer for its approval regarding:  (Best Practice 52)

a) The management of the treasury department.	X
b) The execution of financial derivative instruments.	X
c) Capital expenditures.	X
d) Liabilities.	X
e) Are in line with the strategic plan?	X
f) Are in accordance to the common practices of the Company?	X
84. The intermediate body in charge of finance and planning duties ensures that the annual budget is in line with the strategic plan? (Best Practice 53)	X

11. Risk and Compliance

11.1 General Duties	Yes	No	Comments
85. The body in charge of Risk and Compliance performs the following duties? (Best Practice 54)	X

a) Assesses the mechanisms presented by the senior management for the identification, analysis, management and control of the risks that the company is subject to, and gives its opinion to the Board of Directors.

X
b) Analyzes the risks identified by the senior management.	X
c) Defines the strategic risks that the Board of Directors shall monitor.	X

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d) Defines the financial and operative risks that the senior management shall monitor.	X
e) Evaluates the criteria presented by the chief executive officer for the disclosure of the risks that the company is subject to and gives its opinion to the Board of Directors.	X
f) It is aware of the regulations that the company is subject to and monitors its compliance.	X
g) It is aware of the outstanding legal procedures and gives its opinion to the Board of Directors.	X

11.2 Operational Matters
86. The Board of Directors reviews at least once a year the assessment of strategic risks of the company in order to ensure the stability and continuance of the company? (Best Practice 55)	X
87. The intermediate body supports the Board of Directors by monitoring the mitigation of the identified strategic risks. (Best Practice 56)	X
88. The intermediate body supports the Board of Directors in the assessments of mechanisms for: (Best Practice 57)
a) Risk identification	X
b) Risk analysis	X
c) Risk management	X
d) Risk control	X
89. On each meeting, the Chief Executive Officer submits to the Board of Directors a report concerning the current situation of the management of all the identified risks? (Best Practice 58)	X
a) The Chief Executive Officer´s report submitted to the Board of Directors includes the management of the identified risks and it is subject to the Board of Directors’ approval?	X
b) The Chief Executive Officer´s report submitted to the Board of Directors includes new identified risks.	X
90. The intermediate body monitors the compliance with all the legal provisions to which the company is subject to (Best Practice 59)	X
a) Acknowledges a detailed report of all the legal provisions to which the company is subject to and the contingent or non-compliance effects?	X
b) Is there a formal process to assure the compliance with the legal obligations to which the company is subject to?	X

The Audit Committee reviews the effectiveness of the system established by the company to ensure the compliance with the applicable laws, regulations on accounting, and tax matters, as well as the reports of the investigations carried out by the company’s management in non-compliance  cases.

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c) How often is the Board of Directors informed about these issues?	X	At least twice a year.
91. Is the Board of Directors informed about all pending legal disputes that the company is part of and its possible risk? (Best Practice 60)	X
a) Does the Chief Executive Officer periodically reports on the status of all legal disputes that the company is part of?	X
b) Is there a formal process in place to monitor all pending legal disputes? Explain.	X	The Audit Committee requests on a quarterly basis a report to the legal and tax areas through which the current status of contingencies and litigation is monitored.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: May 31, 2019